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April 10, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549
Mail Stop 4561

Attention:  Jorge Bonilla and Wilson Lee

Re: Bottomline Home Loan, Inc.
Form 10k SB for the year ended June 30, 2005
Filed on October 12, 2005
File No. 000-31413


Dear Bonilla and Lee,

Thank you for your comments. This letter is in response to your letter of February 28, 2006 comments letter. The responses below are in the same order as the questions:

Financial Statements and Notes
------------------------------

Report of Independent Registered Public Accounting Firm
-------------------------------------------------------

1. We note you have not included your audit opinion for the financial statements for the year ended June 30, 2004. Tell us how you considered guidance in Item
310.2 of Regulation S-B?

Response:

         We respectfully request that the report of the predecessor auditor be excused or waived for the following two reasons:

         a) Our next year June 30, 2006 year-end is about two and a half months away. The current auditors will be engaged for both years and no such report from the predecessor auditor will be needed. Thus, in a short time frame the query will be mooted.

         b) We are heavily burdened with cash shortages and to pay the predecessor to reissue their report would be unduly burdensome in light of this cash flow shortage, a) above, and further due to the fact that under Item 310.2 only the statements of income, cash flows and stockholder's equity, in the prior year are


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U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

         required and not a balance sheet. Thus, the report of the predecessor would have minimal effect to third parties, especially at this late date.

         Based on these statements above, the need for reissuance of the predecessor auditors report would merely a formality at this time.

Statement of Cash Flows, page 4
-------------------------------

2. Please explain to us your basis in GAAP for presenting the net change in warehouse line of credit in operating activities rather than financing activities.

Response:

         We believe the net change in the warehouse line of credit is properly presented within operating activities under SFAS 95. Under SFAS 95 cash receipts and payments can qualify for more than one cash flow activity such as operating or financing in the question at hand. Further, where to classify that activity is a question of facts and circumstances where the activity more properly predominates.

         The registrant uses the warehouse line of credit to carry a preapproved loan for no more than a maximum of 45 days before being sold into the market place.

         Thus, since this warehouse line of credit is for the production of services, the sourcing and sale of loan inventory on a very short term basis, that is constantly churning and not for the long term purpose of providing of investment, borrowing and repaying money on long-term credit, the prevailing predominate purpose places the activity of the warehouse line of credit squarely within the four corners of operating activities under the tenets of SFAS 95.


Note 7 - Commitments and Contingencies
--------------------------------------

Sale of Loans With Recourse, page 15
------------------------------------

3. Given the recourse provisions relating to the sale of loans, explain to us why these arrangements qualify for sale treatment rather than as a borrowing. Refer to paragraph 15 and 47-49 of SFAS 140.

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U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549


Response:

         In reference to Note 7 to the financial statements titled Commitments and Contingencies - Sales of Loans with Recourse where the Company has agreements with investors that purchase mortgage notes from the Company with recourse provisions and with reference to SFAS 140 paragraph 15 and 47-49 please note the following:

         a) No such agreements mentioned in the Sales of Loans with Recourse footnote were in force or operational during the periods presented.

         b) The client has "surrendered control" as discussed on page 8 of the 10-KSB which meets all of the criteria for a sale as defined in SFAS
         140. Thus, paragraph 15 of SFAS 140 that discusses Secured Borrowings and Collateral is not applicable for the periods presented. Further, paragraphs 47-49 of SFAS 140 that discusses Agreements to Repurchase or Redeem Transferred Assets during the period is not applicable for the periods presented.

Lastly, in accordance with your letter we provide you below in writing the following acknowledgments:

         a) The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

         b) Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission fro taking any action with respect to the filings; and

         c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549


Respectfully submitted,


/s/ Buster Williams
-------------------
Mr. Buster Williams
President
Bottomline Home Loan, Inc.
201 E. Huntington Drive, Suite 202
Monrovia, CA 91016
Phone: 1.626.739.5300
Fax:   1.626.739.5320